Exhibit 4.60

WAIVER

This WAIVER (“Waiver”) is entered into as of November 13, 2007 (the “Effective Date”) by and among eLong, Inc., an exempted limited liability company under the laws of the Cayman Islands (the “Company”), eLongNet Information Technology (Beijing) Co., Ltd., a company organized under the laws of the People’s Republic of China (the “Subsidiary”), and Expedia, Inc., a company organized under the laws of the State of Washington, USA (“Expedia”) as successor-in-interest to Expedia Asia Pacific-Alpha Limited, an exempted limited liability company organized under the laws of the Cayman Islands, as successor-in-interest to IACT Asia Pacific Limited, an exempted limited liability company organized under the laws of the Cayman Islands, and InterActiveCorp, a Delaware, USA corporation. Collectively, the Company, the Subsidiary, the New Subsidiary, and Expedia shall be referred to as the “Parties”.

RECITALS

A. The Parties entered into that Transaction Agreement (the “Agreement”) made as of the 22nd day of July, 2004.

B. Expedia is the sole member of Expedia Corporate Travel, LLC, a Nevada limited liability company (“ECT”).

C. Section 5.10(a) of the Agreement, subject to certain exceptions, prohibits Expedia, or any Expedia affiliate or subsidiary, from owning, managing, operating, financing, joining, or controlling, or participating in the ownership, management, operation, financing or control of, or being associated as a director, partner, lender, investor or representative in connection with, any entity or business which operates a travel service in the People’s Republic of China (“PRC”) or which markets travel services to PRC residents until such time as certain conditions are met, which, as of the Effective Date, have not been met.

D. Expedia, through one or more of its affiliates or subsidiaries, including but not limited to ECT, desires to provide corporate travel management services in the PRC and to market such corporate travel management services to PRC residents (the “Purpose”).

E. ECT and the Company have entered into that Strategic Agreement for Cooperation in the PRC Corporate Travel Market, dated November 12, 2007 (the “Strategic Agreement”), setting forth the terms upon which ECT and the Company and its subsidiaries and/or affiliates shall work together for mutual benefit with respect to the Purpose.

F. The Company, the Subsidiary, and the New Subsidiary desire to waive the non-competition covenant set forth in Section 5.10(a) of the Agreement insofar as it may restrict or prohibit Expedia from pursuing the Purpose.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto hereby covenant and agree as follows:

1. Waiver of Non-Competition Covenant. Section 5.10(a) of the Agreement is hereby waived solely as related to the Purpose. Expedia, its affiliates and/or subsidiaries, are hereby expressly authorized to carry out all activities reasonably necessary to implement and/or fulfill the Purpose, including, but not limited to, the hiring of employees, provision of corporate travel management services, and marketing of corporate travel management services, subject to the terms of the Strategic Agreement.

2. Except as specifically amended pursuant to this Waiver, the Agreement remains in full force and effect in accordance with its terms.

3. This Waiver may be executed in a number of identical counterparts. A telecopied facsimile of a duly executed counterpart of this Waiver shall be sufficient evidence of the binding agreement of each party to the terms herein.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ELONG, INC.		EXPEDIA, INC.

By:	/s/ Guangfu Cui	By:
Name:	Guangfu Cui	Name:
Title:	Chief Executive Officer	Title:

ELONG INFORMATION TECHNOLOGY (BEIJING) CO., LTD.

By:	/s/ Hal Fiske
Name:	Hal Fiske
Title:	General Counsel, eLong, Inc.

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